April 8, 2013

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Reynolds,

Re:      Aim Exploration Inc.

Amendment No. 3 on Registration Statement on Form S-1

Filed March 29, 2013

File No. 333-182071

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Results of Operations for the Fiscal Year Ended August 31, 2012 and the Fiscal Year Ended

August 31, 2012 and the Period from February 18, 2010 (Inception) to August 31, 2012, page 24

1.      Please revise the above heading so it compares the fiscal period as August 31, 2012 with August 31, 2011.

ANSWER:We have made the requested revision.

Condensed Unaudited Financial Statements as of November 30, 2012, page F-12

Note 4 – Capital Stock, page F-20

2.      We note your response to comment 18 in our letter dated March 6, 2012 and we partially reissue our comment. Please disclose this recent sale under the heading Recent Sales of Unregistered Securities on page 31.

ANSWER:We have added the following disclosure:

“On November 15, 2012, we issued 18,000,000 common shares at $0.001 per share to various investors, for net proceeds of $18,000.”

Exhibit 23.1

3.      Please obtain and provide a revised consent from your auditor that:

•         refers to the date of their audit report, February 12, 2013, and

•         refers to the inception to date period, February 18, 2010 through August 31, 2012, that is reflected in their report.

ANSWER: We have included a revised consent from our auditor.

Regards,

AIM EXPLORATION INC.

Per. /s/ Gregorio Formoso

Gregorio Formoso

President & CEO